Filed by Spectra Energy Corp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spectra Energy Corp

(Commission File No. 001-33007)

Date: September 7, 2016

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement EVENT DATE/TIME: SEPTEMBER 06, 2016 / 12:00PM GMT THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

C O R P O R A T E P A R T I C I P A N T S SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Greg Ebel Spectra Energy Corp—President & CEO Adam McKnight Enbridge Inc.—Director of IR Al Monaco Enbridge Inc.—President & CEO John Whelen Enbridge Inc.—EVP & CEO C O N F E R E N C E C A L L P A R T I C I P A N T S Operator Jeremy Tonet JP Morgan—Analyst Linda Ezergailis TD Securities—Analyst Ted Durbin Goldman Sachs—Analyst Rob Hope Scotiabank—Analyst Robert Catellier CIBC World Markets—Analyst Robert Kwan RBC Capital Markets—Analyst John Edwards Credit Suisse—Analyst Danilo Juvane BMO Capital Markets—Analyst Kristina Kazarian Deutsche Bank—Analyst Brian Gamble Simmons—Analyst Gabe Moreen Bank of America Merrill lynch—Analyst PRESENTATION Operator Ladies and gentlemen, welcome to today’s conference call and webcast announcing that Enbridge and Spectra Energy have combined to create North America’s premier energy infrastructure company. All participants are currently in a listen-only mode. Following the presentation, we will take questions from the analyst community. (Operator Instructions) At this time, I would like to turn the call over to Adam McKnight, Enbridge’s Director of Investor Relations. Please go ahead. Adam McKnight—Enbridge Inc.—Director of IR Thank you, Maria. Good morning, everyone, and thank you for taking the time to join our call today. Presenting this morning are Al Monaco, President and CEO of Enbridge; and Greg Ebel, President and CEO of Spectra Energy. Also available for questions today are John Whelen, Executive Vice President and [CFO] of Enbridge; Pat Reddy, Chief Financial Officer of Spectra Energy; and Vern Yu, Chief Development Officer, Enbridge. This call is webcast and I encourage those listening on the phone to view the supporting slides which are available on both the Enbridge and Spectra Energy websites. A replay and podcast of the call will be available later today, and a transcript will be posted to both websites shortly thereafter. Before we begin, I’d like to point out that we will refer to forward-looking information in connection with the transaction announced this morning, which can be found on slide 2 of the accompanying presentation. 2 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

And with that, I’ll now turn the call over to Al Monaco. SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Al Monaco—Enbridge Inc.—President & CEO Thanks, Adam. Good morning everyone. I’m excited to be here today with Greg Ebel, presenting you with the combination of two great companies that are even better together. First, and I know I speak for Greg on this, the list of companies that Enbridge and Spectra could be here with today talking about a combination is very short. That’s because our two companies have proven over the decades to approach shareholder value creation, customers, communities and staff in the same way. That extends to our disciplined approach to capital investment, a sharp focus on safety and reliability, and how we develop our people. Together, we will become the largest energy infrastructure company in North America, roughly $165 billion of enterprise value. We’ll have a strong balance sheet, underpinning a best-in-class and diversified asset base, which generates cash flow that is 96% plus regulated, or backed by long-term contracts. Our combined growth program will be unprecedented at $74 billion, with $26 billion secured and in execution and $48 billion of probability-weighted projects in development. The transparency of our cash flow growth will allow us to deliver 10% to 12% dividend growth through the middle of the next decade, while maintaining a conservative payout ratio. Together with a pro forma implied yield today of 4.6%, we think this combination offers the best total return proposition in our sector. We’ll discuss what combining the two companies looks like, but the creation of what I and Greg believe is a true North American and we’d argue a global energy infrastructure leader. With that overview, let me summarize the transaction on slide 4. First, it’s a 100% stock for stock deal. The exchange ratio is 0.984 Enbridge shares for each Spectra share. That equates to a premium of 11.5% of Spectra’s closing price of $36.15 on Friday. The deal is expected to be neutral to our 12% to 14% secured ACFFO per share guidance for 2014 to 2019 plan horizon, and strongly additive to growth beyond that timeframe. The only reason, in fact, this isn’t more strongly accretive out of the gate is that we concluded that an all-stock deal would further bolster our balance sheet on closing. That’s because we believe that the highest value proposition for shareholders is to create ample capacity to comfortably fund the large attractive, organic growth program that I’ll talk about in a few minutes. For us, acquisitions need to come with secured organic growth and new opportunities to grow and develop strategic platforms. This transaction is strongly accretive to medium and longer-term growth. In terms of organization, I’ll remain President and CEO, and Greg will become Chairman. The Board is going to be comprised of 13 Directors, eight from Enbridge, five from Spectra. And closing is expected to be in the first quarter of 2017, subject to shareholder vote, of course, of both companies and regulatory approvals. Before I pass it over to Greg, let me outline the key benefits of bringing these two companies together from a standalone Enbridge perspective. We’re now on slide five. First, it rebalances our business mix between liquids and natural gas infrastructure in one fell swoop. It’s entirely consistent with Enbridge’s approach to ensure strong commercial underpinning when we put capital to work. We add three new highly strategic organic growth platforms. By more than doubling our capital project inventory, it supports and substantially derisks our growth rate through 2019 and visibly extends annual 10% to 12% dividend growth by an additional five years to 2024. And finally, with added size, scale and scope, it launches us into an unique global investment category. Now, I’ll turn it over to Greg for Spectra’s perspective. Greg Ebel—Spectra Energy Corp—President & CEO Thanks very much, Al. And good morning, everybody. This is indeed very exciting time for Spectra Energy shareholders, our customers, employees and the communities in which we operate and serve. I echo Al’s comments that this transformational combination would deliver tangible benefits to all of our stakeholders. It was only 10 short years ago that Spectra Energy was created and it’s been an incredibly productive decade for us. We’ve 3 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement expanded our footprint, diversified our asset portfolio, enhanced our risk profile and provided a dependable, attractive dividend, creating tremendous shareholder value in that process. We have proven to be a stable, disciplined and reliable investment for investors. I can’t tell you how proud I am of our company and its great people who have contributed to that success. But now is the time to take our next big step forward, so that we can deliver what I expect will be even better results for investors, customers and employees alike. Financial and commodity markets are evolving, infrastructure needs are growing and the size and scope of capital investment opportunities is ever increasing. Becoming larger, stronger and more diversified will position us to capitalize on those opportunities while continuing to minimize risk. We see many clear and specific benefits in this combination for Spectra Energy shareholders. First, it delivers an upfront premium and more importantly, through the share exchange, allows for participation in what we expect will be meaningful value uplift on a combined basis. This combination has been structured as a tax-deferred transaction for our shareholders. Next and importantly, it provides for an annualized 15% dividend increase in year one, and then it increases and extends future annual dividend growth for Spectra’s —from Spectra’s current rate of about 8% per year, to a range of 10% to 12% annually through at least 2024, with greatly enhanced coverage also expected over this timeframe. That is the higher return, lower risk model that investors value so highly, particularly in this current monetary and economic environment. It materially diversifies our asset base and creates significant financial flexibility to continue to compete for and win the most significant and most attractive growth projects. We’ve said on many occasions that we’d like to grow our liquids footprint, and this transaction does this in a specific accelerated way, adding what is clearly North America’s premier, most critical liquids pipeline network. And lastly, it allows for continued development and execution of Spectra’s existing attractive $10 billion US expansion program within a more robust entity. One further point, it results in meaningful cost synergies and continues our current favorable cash tax profile. As Al mentioned, I’ll stay with the combined entity in the role of Non-Executive Chairman, helping to ensure we deliver on our commitments to investors. Along with Al, I expect to be one of the largest, if not the largest, individual shareholder in Enbridge and a position I fully intend to maintain. So our alignment with investors is absolutely clear. Al has done a great job of bringing Enbridge to its current position and we’ll continue to do a great job as the leader of the combined companies. We’ve always admired Enbridge as a strong company and I believe in Enbridge and the potency of this combination making Enbridge an even more compelling investment and must-own investment, irreplaceable assets in the ground serving great markets and industry-leading growth backlog in execution, a superior financial profile, all leading to safe, reliable 10% to 12% annual dividend growth. That’s a winning investment profile for all times and in all markets. With that I’ll turn things back over to Al. Al Monaco—Enbridge Inc.—President & CEO Okay. Thanks, Greg. It’s probably not that surprising to many of you that we’ve thought about putting these two companies together in the past and as you heard from Greg, they fit perfectly and fulfill both companies’ diversification strategies. It’s true that Enbridge and Spectra had strong standalone value propositions. But Greg and I really believe that we are even better together, and the timing is right for this to happen now. As you know, Enbridge has been assessing opportunities to extend and diversify our sources of growth. We’ve been talking about that for a couple of years. That’s what our shareholders expect of us and it’s one of the things that this combination delivers. We’re acting now, as Greg said, precisely because the strengths of both companies provides an opportunity for both Enbridge and Spectra to position for the future. Slide 7 outlines the reasons why we believe the combination provide such a compelling value proposition in one easy list. First, we’re bringing together what we believe are the highest quality liquids and natural gas infrastructure franchises in North America under one roof. Combined, we’ll have the largest, most secure program of diversified growth projects in the industry, an unparalleled low risk commercial underpinning across our asset base, balance sheet strength, free cash flow growth and financing flexibility comfortably to fund that growth. As I said at the outset, a combined dividend, plus growth proposition of [about] 16% annually. 4 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement The map on slide 8 illustrates the 50,000-foot view of what the combined entity looks like. The first thing that’s pretty clear is that we’re talking about hard energy assets in the ground, infrastructure that’s critical to connecting supply with demand, driving economic growth and serving daily energy requirements across North America. These assets will generate stable cash flow for many years to come. Pipe in the ground is gaining in value as well, because this infrastructure is so hard to duplicate. The map also shows we’re covering various high-quality supply basins, markets, commodities and value drivers. And one thing that Greg often refers to is the demand pull element of his business. Well, our liquids system is also connected to demand markets. 3.5 million barrels per day of refining capacity is where our pipelines run in key markets, including Eastern Canada, the US Midwest and the Gulf Coast, the most competitive refining complexes in the world. We’ll move 15% to 20% of North America’s natural gas needs and natural gas will make up about half of the EBITDA going forward. Our natural gas assets will link to the prolific Montney and Marcellus areas and other basins with key domestic and export markets. Our utilities will serve 3.5 million customers across Ontario and grow at one of the fastest clips on the Continent for utilities. Moving to slide 9, the combination will make us the largest North American energy infrastructure company, one of the largest companies in Canada and comparable in scale to global energy giants, as you see in this picture. Now getting bigger isn’t the objective here and it’s never been for us. It’s about growing cash flow and earnings per share that matters. But it is a fact that scale mitigates exposure to industry downturns and a challenging project execution environment and will generate new, large and more diverse opportunities for us. Another key driver for both companies is the fundamentals of supply and demand, which you see here on slide 10. On the liquids side, on the left here, our assets remain very well positioned for solid organic growth, like line 3, debottlenecking and expansions across the system. Our liquids pipelines are full. In fact, right now we’re under heavy oil apportionment. The WCSB is capacity short, which means our new 800,000 barrel per day expansion program allows us to provide customers with incremental low-cost capacity. We all believe that oil prices need to rise to support replacing global production declines and our system provides significant upside opportunity in an oil recovery scenario. On the gas side, we see very solid annual demand growth of 3% to 5%, driven by a number of factors; acceleration of industry demand growth, given abundance in North American supply, and sustainability [of] lower costs. More gas will be needed for power generation as coal plants phase out. And a new area today, a global gas connectivity, which means significant demand for North American LNG supply and of course exports to Mexico, which by the way, Spectra has already capitalized on with the Valley Crossing Pipeline project. The point is that energy fundamentals for infrastructure are strong and will drive expansion and extension opportunities for a lot of years to come. The next slide illustrates perhaps one of the most important attributes of this combination, which is multiple platforms for organic growth. It brings together the two best liquids and natural gas pipeline franchises renowned for their growth over time. Although they don’t get a lot of fanfare, Greg and I are very keen on the utility business. We think it can generate tremendous customer and shareholder benefits. It would also provide a springboard, we think, for consolidating municipal electric utilities in Ontario. Spectra’s large-scale BC Midstream business, along with our alliance in Aux Sable assets means we’ll be well positioned to serve customers with integrated gas and NGL solutions throughout the WCSB and we are ready to compete. On US Midstream, Spectra Energy’s DCP position controls roughly 400,000 barrels per day of NGLs. We like the integrated value chain and how Greg’s team has reduced the cost structure, which positions DCP very well for price recovery. And on renewable power, Spectra’s connection to growing electricity load markets could lead to opportunities to provide customers with renewable power supply. As you can see on slide 12, our combined secured project slate is $26 billion, which puts us at the top of the list in our sector. And just to be clear, we only include projects here in the secured category, that are fully in execution. So, the bar excludes projects that are in early regulatory phase or requiring final investment decision. We also have a very substantial development inventory of $48 billion. We call that the risked or the probability weighted estimate that many of you are familiar with. The spend on these projects would largely be beyond 2019 and would serve to further extend and enhance growth well into the next decade, and of course, that’s one of the big attributes for us in this combination. This combination. This list is varied across the six organic platforms that I 5 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. 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SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement mentioned. I’ll make a comment in a few minutes, though, on our discipline around ensuring prudent financing of this opportunity set going forward. Slide 13 shows the timing of the projects coming into service, for each of Enbridge and Spectra, and illustrates another important aspect of the combination, and I encourage you actually to look at the appendix in the deck here, which goes through every platform with the secured projects and where they sit. This is only, by the way — we’re talking about here for the secured projects and excludes any further projects in development. If you look at Enbridge’s in-service date profile on the slide, you can see it’s very large and back-end weighted, with $8 billion in 2019, whereas Spectra’s, on the other hand, is more front-end weighted. So, together, the diversity of the capital programs smooths out the profile and we think further solidifies the five-year guidance ending in 2019. But it also diversifies the capital program by commodity type and it mitigates overall execution risk through better balance in the type of projects, geography and size. Slide 14 lays out strong commercial underpinning of our business that I mentioned before. And really the takeaway here is that Spectra and Enbridge line up exactly in the middle of each other’s fairway on this count. It’s this picture that really supports our shareholder value proposition and the one that Greg was referring to. 96% of cash flows [secured] under long-term contracts or similar arrangements. 93% of our non-utility revenue, derived from customers that are investment grade or equivalent to that, and we closely manage residual commodity FX and interest rate exposure. Here on slide 15, you can see we’re estimating annual run rate synergies of $540 million. Most of that will come from general costs and we expect to achieve most of it by the back half of 2018. Couple of observations here on this. First, we’re confident in our ability to achieve and exceed this target. The estimate lines up with precedence, but we’ve also spent a lot of time with Spectra through the last several weeks going through areas of overlap, line by line. We’ve already established our integration planning teams, which will ensure a good amount of rigor and timeliness in capturing synergies. So, we’re well on our way. Secondly, we estimate about $260 million of incremental savings starting in 2019, through utilization of tax losses. So, the combination effectively extends Spectra’s favorable tax horizon. Finally, we think our estimates are conservative, in that they include no financing or revenue synergies, despite the fact we do believe these opportunities are going to emerge. Slide 16 brings together the impact of all the secured growth on our financial outlook. Based on the strength of the combination, we expect to generate between $5.50 and $6.00 of ACFFO per share by 2019, which essentially doubles our 2014 results. That translates into 12% to 14% ACFFO per share on average CAGR for our five-year planning horizon and through 2019, which is even more visible post this combination. To be clear, this growth outlook is based on the execution of our secured capital program only. Any new projects that come from that $48 billion in development pipeline that I was referring to was — it would be incremental to this. Also, this growth comes with the same low-risk commercial profile that our shareholders have been accustomed to from us. I want to be very clear, though, that we will maintain a strong focus on the balance sheet and credit metrics as we pursue new projects. We’re committed to achieving and maintaining strong investment grade profile as we continue growing the company. On to slide 17, if it’s one thing that we hope gets locked into everybody’s mind, it’s our dividend outlook. First, based on the combination, we anticipate increasing our dividend by 15% for 2017. Also, the combination extends our superior dividend growth through 2024, which is the next five-year planning horizon for us. Even at the lower end of this 10% to 12% range, extending dividend growth for the next eight years is unmatched in our industry. At the same time, we maintain a very conservative dividend payout and we expect the dividend to be on average at about the midpoint of our pro forma 50% to 60% range through 2019. Let’s now talk about our funding and credit outlook on the next slide here, which is another positive aspect of the combination. There’s lots of information on the slide here that you’ll want to absorb, I’m sure, but there’s really three main points. And I’ll leave aside on the bar here, the debt refinancing for the purposes of my summary. Firstly, secured capital spending of $23 billion through 2019 will be funded with about $14 billion of internally generated cash flow, income fund and MLP equity and our DRIP program, which totals about $8 billion over this period. These figures are consistent with the recent run rate financing at the Enbridge Income Fund and Spectra Energy Partners. That means we won’t need to raise common equity at Enbridge to fund the combined secured programs. 6 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Secondly, we plan to monetize at least $2 billion in assets, and you can see here on the chart, there is up to $8 billion we could pursue to further bolster our financial position and can be thought of as equity replacements, if needed. With the combined book asset base of over $100 billion, it makes sense for us to look closely at rationalization opportunities, particularly when certain assets in this market are attracting strong valuations. And finally, if you look beyond 2019 to the five-year period ending 2024, we expect to generate free cash flow net of dividends of $14 billion to $18 billion over that period. And that puts us in very good position to fund the organic program. On to the next slide now. The strength of the balance sheet and maintaining strong investment grade credit ratings is a top priority for us, not just long-term, but in the near term as well. Both Enbridge and Spectra have demonstrated that commitment with combined equity funding this year alone of $4.5 billion across our various entities, not including the DRIP. We believe this combination enhances our credit profile through size and diversity, prudent financial policies, substantial free cash flow, as you saw, and meaningful reduction in our debt to EBITDA metric as projects come into service. And you can see that progression over the planning horizon that we’re showing you here. As I mentioned at the outset, part of structuring the deal as an all-stock one supports our commitment to the balance sheet, as we move through a very large secured capital program. And of course, as you’d expect, we’ve reviewed the combination with the rating agencies. Slide 20 brings all of what Greg and I’ve said into perspective here in one slide. We believe the combination provides a compelling total return proposition, comprised of the 4% yield, plus 10% to 12% highly visible dividend growth. This compares favorably to large diversified peers, particularly when you factor in the low risk business profile and the track record of consistent double-digit dividend growth. Most companies in our industry offering safety, growth and quality have considerably lower current yields than our pro forma implied yield today of 4.6%. We believe the opportunity will resonate well with current shareholders and new investors in the coming days, as Greg and I visit them together for meetings in cities across North America. On slide 21, based on the key milestones you see here, we anticipate the deal closing in the first quarter of 2017. Shareholder votes would take place either before the end of the year or in January. Regulatory approvals could extend modestly beyond that time frame. These approvals include the normal ones, the competition reviews in both sides of the border here as well as national interest test in the United States. In closing, Slide 22 summarizes the main takeaways. In short, we believe the go forward Enbridge and Spectra provides a very compelling investor value proposition by combining the highest quality liquids and natural gas infrastructure assets in North America to the largest secured organic capital programs in the industry; six strategic growth platforms, each with very strong competitive positions, and many opportunities for organic growth and visible annual double-digit dividend growth well into the future, while maintaining conservative payout policy. We also have a strong balance sheet and credit ratings and ample access to low-cost capital to fund the secured program. One of the best things about this combination we think is that we maintain the value proposition that our shareholders have been accustomed to, which is based on low-risk commercial structures that drive out highly predictable cash flow. And finally, we believe in the total return value proposition and look forward to speaking with you about that in person in the next few days. Operator? Q U E S T I O N S A N D A N S W E R S Operator Thank you. The floor is now open for questions. (Operator Instructions) Ted Durbin, Goldman Sachs. Ted Durbin—Goldman Sachs—Analyst Maybe Greg, I’ll start with you just looking at the premium that you accepted here versus the standalone plan that you have laid out for investors before and the potential for value creation that way just kind of walk us through your thoughts there, please? 7 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Greg Ebel—Spectra Energy Corp—President & CEO I think there’s several ways that Spectra investors are going to really benefit here and this is a fantastic transaction for that. First of all, as you pointed out, the upfront premium, and then obviously going forward an increase significant increase from the dividend growth that we had projected and committed to for shareholders. Thirdly, obviously getting all stock. We think there’ll be a long-term uplift in the stock as well. So, you put those three together and that’s pretty powerful missiles for shareholders. On top of that you’ve lowered the risk substantially, both in terms of multiple platforms. And as you know, Ted, investors always very focus these days on payout ratio and very modest 50% to 60% payout virtually quite different and a lot safer than what you’ve seen recently with a lot of folks in 80%, [even 200%] payout range. Ted Durbin—Goldman Sachs—Analyst And then if I can, we can just talk about the divestitures, please, both what might be required from an antitrust perspective and then maybe a little more color on what the non-core asset divestitures might look like? Al Monaco—Enbridge Inc.—President & CEO Ted, it’s Al. Well, first of all, obviously we’ve done a lot of work on competition reviews and so forth. And I guess the outcome of that will be what it is when we put forward our applications and go through that process. So, we’ll have to wait and see on that one. You have to remember as far as the big asset positions obviously with Greg’s natural gas business in the US and in our liquids business in both countries. There really isn’t any overlap on that side of things. With respect to the second part of your question on monetizations, I think at this point, we’re not identifying anything specifically, but we are working on a couple of things that would make up that $2 billion that we’ve noted. And as I said earlier in my remarks, it makes sense for us just given the size of this combined entity to be looking for those opportunities, particularly when you’re seeing some good valuations for some specific assets in our space today. So, I think it’s a good opportunity to look at some rationalization opportunities. And as I said, we’re working away on that. Ted Durbin—Goldman Sachs—Analyst And then if I could just ask a little bit about the longer-term growth rate, the extension of the growth through 2024? I guess what’s implied that actually is executed against — it’s just the secured programs just to be clear, is there anything in the Spectra backlog that I think we’ve spoken that far out own the Spectra in terms of what actually happens on the gas side there, please? Al Monaco—Enbridge Inc.—President & CEO Maybe I’ll start with this, when we began speaking in more detail with Greg and his team, we focused a great deal of effort on exactly that issue and we looked at both companies’ backlogs in a significant amount of detail and really the focus of that is beyond 2019. So, the numbers that we talked about the $48 billion in unsecured projects or the development pipeline, we call it, have really sort of come about through both companies looking in some detail of what the opportunity set was in these six organic platforms that I’m talking about. So, really the way to think about the extension of the growth that we’re talking about in the dividend in particular, is that when you look at that opportunity set and you combine it with the growth in cash focus beyond geographic focus? Al Monaco—Enbridge Inc.—President & CEO I think for now, the major focus is going to be on getting to closing for this transaction. I think you know we have a review underway for MEP and EEP. We’ll be continuing to look at those. We don’t expect any change with respect to Spectra’s MLP. They’re obviously doing quite well in terms 8 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement of their cost of capital and stability. So, I think that’s in very good shape, but we’ll continue to look at the other two and look for opportunities down the road and assess whether or not there can be some changes that would help those two entities. Linda Ezergailis—TD Securities—Analyst But those are currently not in your cost synergy numbers, right? Al Monaco—Enbridge Inc.—President & CEO Correct, correct. Operator Jeremy Tonet, JPMorgan. Jeremy Tonet—JP Morgan—Analyst I was just wondering if this transaction had been previewed with the agencies and if there is anything that you could share with us there? Al Monaco—Enbridge Inc.—President & CEO It’s Al, Jeremy. Yes, you can imagine with this kind of a combination. It’s important to review with the agencies our thoughts and how we plan to fund and we’re actually quite specific in reviewing our cash flow models and so forth. So, they have all of that information, they’ve reviewed it. I think all I can say at this point is that and that they will certainly, I think, be opining on this shortly, I guess. Jeremy Tonet—JP Morgan—Analyst With regards to the MLP situation maybe just coming out from a little bit of a different angle, later dated would there be any need to have interest before MLPs at that point or would organizational simplicity — will be due to maybe combining some of those or kind of rationalizing in some sense the org structure there? Al Monaco—Enbridge Inc.—President & CEO I think there are probably two parts to that. If you look at our Canadian Income Fund for example, very strong, raises capital well. It’s demonstrated that quite strongly in the last couple of years. I’ve already spoken to Spectra’s MLP. So, when you add on the other two it’s natural to question whether that will be the case going forward. I think at this point, Jeremy, the priority is to close this transaction, but one of the top priorities after that will be to assess where there are opportunities to simplify and I think that will be part of the entire process we go through in combining the companies and seeing what we can optimize. Operator Danilo Juvane, BMO Capital Markets. 9 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Danilo Juvane—BMO Capital Markets – Analyst Question for Greg. With respect to the premium again, I wanted to revisit that. As you think about sort of the drive to $35 billion that you guys have been targeting through the end of the decade here, was that sort of the proportion to the growth that you kind of saw for the company going forward? Greg Ebel—Spectra Energy Corp—President & CEO Frankly, in this one swooping transaction, my view is that we’ve reached the drive to 35 and gone through that. As you know, Danilo, one of our big focuses has been on the liquid side and I think it’s fair for me to say one of Enbridge’s focus has been on the gas side, very difficult to do that organically if you don’t have major positions in those and the two industry-leading positions in gas would be Spectra and liquids would be Enbridge. So, we saw the opportunity to accelerate that position to actually move beyond the $35 billion. As outset, we’re talking about $20 billion of projects in execution now. So, that was a big driver, which obviously creates that opportunity again. First, the upfront premium. Second, the larger dividend growth going from 7% or 8% a year to 10% to 12% a year is a substantial increase in that dividend growth. And then the opportunity for the corporation and stock to investors to participate that on a go-forward basis. So, it’s really a combination of all those that we think when you throw in the tax deferred basis of it that really was in part in our thinking. So, drive to $35 billion check, risk diversification check, lower risk on dividends check, better dividend growth check. So, that’s really what drove us here. Danilo Juvane—BMO Capital Markets—Analyst I guess as a follow-up, how long sort of the discussions about this combination started, how long you guys have sort of been noodling on this opportunity? Al Monaco—Enbridge Inc.—President & CEO I guess maybe I’ll take a shot at that. It’s a bit of a history here. So, I mean if you can imagine, the companies have known each other for quite a while, known Greg for quite a while and we worked together. And this idea has been fought off in various incarnations. I would say though that you know the stars really lined up, if you will, probably a few months ago, you got to remember that each of us has been so focused on organic growth that looking at these opportunities perhaps takes a secondary seat. I think we’re at the point now where we’ve got this execution in hand and it’s about positioning now for the future for the longer-term. So, it’s been, I guess, on and off, but it really sort of lined up over the last few months. Operator Robert Kwan, RBC Capital Markets. Robert Kwan—RBC Capital Markets—Analyst Wondering how this combination changes your thoughts on pursuit of other growth initiatives and maybe a couple of specifics, one is on the renewable side, given you’ve had several announcements there. And then also, Canadian midstream some of the things that you were looking at on a standalone basis and with Spectra’s assets here in Western Canada? 10 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Al Monaco—Enbridge Inc.—President & CEO I’ll start with the second part first, Robert. On Canadian midstream, I actually think that we’ve done a decent job of that starting pretty much from scratch, and I think we’ve got — put together a few quality assets that really fit the business model well. And I think we won’t need to repeat what commercial underpinnings are that we look for, but they line-up extremely well. And then we have this essentially a massive NGL gathering system that connects right down to the Chicago market with Aux Sable. So, I think we had a reasonable Canadian midstream story building, but frankly it’s hard to — as Greg said earlier, hard to see that scaling up at the pace of building it organically like that, but clearly Spectra is the major player in Canadian Midstream particularly in BC, we like the way the two assets fit together. And as I referred to in my remarks, I think this sort of sets a new game for us and that combining the two will be able to compete well with some of the other players in the area. So, we’re pretty happy with that part of this. I mean if you look at the rest of the map and what comes together here, I could go on and on about how I feel the same way about other parts of this combination, but that one in particular we’re excited about. On the renewable side of things, couple of points there. If you look at the pie that’s on the map on one of the slides there, it shows that renewables are somewhere in the range of 4% contribution going forward and that’s probably about right. I mean, we’ve grown it very, very strongly, the issue is it’s hard to make a dent in the pie when we’re having so much growth on the liquid side and the gas side. So, we think that we grow the renewable’s business pretty much in the same way that the fundamentals of North American and global electricity is driving, which is to build renewables from where we’re today over time to a larger and larger portion. So, I could see putting more capital into renewables projects, there’s lots of good opportunities as you know around, Robert, on that front. And as I said earlier, when you have $14 billion to $18 billion of free cash flow in the next five-year horizon, you’ve certainly got some opportunity to put capital into good projects on renewables. Robert Kwan—RBC Capital Markets—Analyst And maybe if I just finish, what’s your thought out on the biggest upside for the combined companies that you and Spectra could not do as standalone companies? Al Monaco—Enbridge Inc.—President & CEO One of one of the things that I really like about this and it sort of goes back to that slide Robert, where we’re showing the capital expenditure profile. And what the combination does from several perspectives in terms of project execution. So, we all know it’s pretty difficult to execute projects these days. I think frankly Greg’s team and our team on the major projects execution side have done a pretty good job in a very tough environment of executing well. So, I think we’ve got great capability there. But when you look at the bars and the points that we’ve made there, it’s really about solidifying the next three to four years because we’ve got this diversity. So, whether if you look at today, we’re primarily in our execution about 90% oil projects. Well, when you add Spectra’s projects, you’ve got about 50-50. Obviously you’re diversifying between oil and gas, you’re diversifying by geography. So it really makes it clear where this growth is coming from and provides greater certainty in the next three to four years, as I said. Then after that it goes back to what we were talking about earlier around the growth pipeline and the work that both companies have done to, to bring forward projects that you could come to fruition in the next phase of growth here. So, when I look at the cash flow that’s available from these current wave of projects and look at this inventory and the risk weighted number is $48 billion. I don’t know if we win all that or how much or less, it would be, but certainly that opportunity set is big enough that even if we win a portion of that we’re going to be driving out this growth that we’re talking about in the next five-year horizon, with a pretty good degree of certainty. So, that’s really what I see is as the two big ones. One other one I’ll mention that I think is important and I think sometimes underrated. Greg mentioned that we have the premier liquids franchise in North America. That means we’ve very good people that have run this business and know it inside and out. And Greg has the same on his front, great people; you don’t get the status that they’ve come to without having the best people. So, the combination of the people and the way we approach the business, which I think is quite similar, I think it’s going to be a powerful combination bringing this groups together. 11 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. 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SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Operator Rob Hope, Scotiabank. Rob Hope—Scotiabank—Analyst I was hoping to could get just a little bit more granular on your cash flow look at 2019. I realized that you kept your CAGR the same, just wondering if you could give some clarity on what this transaction does to the near-term of free cash flow growth? Thank you. Al Monaco—Enbridge Inc.—President & CEO I think if you just look at probably the first full year of the combination, that’s 2018, it’s going to be approximately, I would say, neutral to ACFFO. It sort of will move around depending on how the synergies come in and so forth. So, I would say, that’s the case for 2018. You got to remember, we have a pretty robust growth outlook on a standalone basis. So, with a deal like this, I mean, you wouldn’t expect it to be overly accretive in the first full year, but certainly as you look beyond that, it certainly is very highly growth accretive and that’s what we’re focused on. So, we have very good near-term growth. We’re confident in that. What this really does though and the power behind it is extending that growth well beyond. Rob Hope—Scotiabank—Analyst Just maybe as a follow-up. So, in the second phase of growth, which I guess is 2020 and beyond, for that $14 billion to $18 billion of free cash flow, can you give us a sense of what buckets do you think are the highest likelihood that will proceed, whether it be gas, oil, et cetera? Al Monaco—Enbridge Inc.—President & CEO If you go back to Slide 12 here, and as I said earlier, the team spent all a lot of time on this. When I look at it, it’s almost the (inaudible) for sure Greg’s team has put together a very good inventory and you’ll notice here we’ve made it categorized rather than specific projects, but the point is that we’re going through each — we went through each of those opportunities. I will let Greg talk about that in a minute here. On the liquids side, as I said, good opportunities there both in the oil sands area and potentially on the mainline as production continues to ramp up. We’ve also got some categories here for offshore. And of course utility growth is very robust year after year. So, it really is covering the entire slate of platforms and it’s one of the things I was referring to, when you’ve got these franchises that have embedded growth in them and optionality across those franchises. It’s really quite a powerful combination, because the reality is at certain times in the cycle, you may have more gas or you may have more oil and that’s the opportunity here is to diversify on that growth profile. You want to add anything on the gas side? Greg Ebel—Spectra Energy Corp—President & CEO Yes, sure, little bit here. Obviously, those of you who know us, the Northeast is really a opportunity-rich area, challenging to build, but I think we’ve had a good track record of that, I don’t see that slowing down, still a great need for natural gas for power demand and in heating and industrial. Al spoke to the utility growth as well and I think in both utilities, we see that. We’ve seen a steady growth of Dawn-Parkway or in Detroit and Toronto if you want to call it that growth and those will continue. Those Union’s distribution pipeline network is a major pipeline up to now 7 or 8 Bcf a day that expect to continue to grow. Al spoken about the West, I fully agree with them, our abilities there and to get maybe even bigger player from a liquids perspective, NGL side in Western Canada, which as you know we’d be the largest processor of natural gas in the United States and liquids producer. So, there’s a lot of skills to share on that front. Mexico, as Al said, we’ve just built a pipe two there. I expect as you see the Mexican utilities use more and more gas, they’re going to reach further and further back into the market, including up to Utica and Marcellus. We’re perfectly set up to be able to do that and there is always lots going on the Utica or Marcellus. 12 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement So, I don’t think there’s any doubt about the opportunities that are there. These assets, both on the Enbridge side and Spectra are irreplaceable. You cannot build those assets today, and that’s a great opportunity to build upon. And let’s not forget today, the two companies’ $26 billion of projects in execution. That’s really driving the near-term growth and will serve us well beyond that 2019-2020 time period as well. Al Monaco—Enbridge Inc.—President & CEO I’ll just make, maybe a round out comment on that. If anything, we’re going to have more opportunities than we may be able to absorb actually. I mean a good example of that is on the renewable side, Vern’s sitting here, and he’s done a good job of building the inventory renewables projects. In some ways, you kind of have to hold back in certain areas just given the amount of things we have. So, I would say that go back to that Slide 12, there is a very good list there that is really I think a tremendous opportunity set for this combined company. Operator Robert Catellier, CIBC World Markets. Robert Catellier—CIBC World Markets—Analyst I wondered if you could just quickly address some of the risk factors that you think you have to manage in the combined company that are maybe new here. Specifically Al, if you could address the currency issue and whether there would be any change to your hedging strategies? Al Monaco—Enbridge Inc.—President & CEO On the currency, generally no will keep the same policy in place for that. You got to remember two here with this combination that there’s a good chunk of Canadian dollar revenues from the Union Gas assets and of course the West Coast Transmission assets and our own Canadian dollar revenue stream. So, I think our policy will generally remain where we hedge out the cash flow over a five-year horizon. We look to see what the exposures are and then try to mitigate that. I don’t know, John, you want to add anything to that? John Whelen—Enbridge Inc.—EVP & CEO No, I think your first point is quite valid Al, there’s a lot of Canadian dollar cash flow that actually naturally comes in from Spectra, that’s what makes it quite an interesting mix. So, that’s something that we’ll evaluate over time, but we do have a lot of Canadian dollar cash flow from which to pay our dividends. Robert Catellier—CIBC World Markets—Analyst I don’t know if you have a pro forma EBITDA contribution from US dollars, that would be handy, is that available John? John Whelen—Enbridge Inc.—EVP & CEO I haven’t got that right now right in front of me, but something I think that we can share is part of our reach over time, Robert. 13 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Robert Catellier—CIBC World Markets – Analyst And then Al, also on the — are there any other risk factors that you think you’re going to have to manage here in the short-term. And specifically I’m thinking about the shipper group. On the face of it, it looks like there’s probably more debottlenecking and market access opportunities, but is there anything you think you have to manage on the shipper groups side of it? Al Monaco—Enbridge Inc.—President & CEO So, part of this process today and tomorrow would be to reach out to all the shippers. In terms of — if you’re getting an overlap, there’s not really too much of that. In terms of your broader question around risks, I mean with this kind of transaction as I said earlier, I think we have very high degree of fit between the two companies and good cultural alignment, but obviously with any combination, planning around integration and how you bring the companies together, that’s something that we focused a lot of time on as a company when we’re thinking about this, and we’ve got a good process underway already. One interesting thing is that earlier this year, we actually established a transformation group focused on efficiency and effectiveness. And that was more to look at those opportunities over the next five years. Interestingly her fortuitously I guess, we’re going to sort of reconfigure that group and use the processes they have underway to help us manage through this integration, but it’s a risk that we always have to look at, but I don’t have any concerns in that area given the types of companies that we’re talking about here. Robert Catellier—CIBC World Markets—Analyst So really it’s just a focus on execution? Al Monaco—Enbridge Inc.—President & CEO You got it. It’s funny how that comes up in just about every sense, execution around capital projects, execution around funding and now of course we’re going to have to execute well on bringing the companies together. So it’s a good point. Operator John Edwards, Credit Suisse. John Edwards—Credit Suisse—Analyst I was just wondering if you could — maybe this was asked, but if you could comment a bit on the MEP restructuring plans. I mean, is it still under study thinking of rolling it up into the combination? I mean, does it roll over in the DCP Midstream? I mean any thoughts you could share that would be great. Greg Ebel—Spectra Energy Corp—President & CEO We sort of touch on before I think generally speaking, as I mentioned earlier, I think that the major priority right now is to make sure we’re focused on the integration so we get to closing well, that’s the main driver. In terms of MEP, we’re going to continue to evaluate that and determine where we go from that. So I don’t think we have any specific thoughts as to whether or not there’s opportunities with the combination, I think we’re going to have to wait and work that into our thinking on MEP and how we move forward. 14 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement John Edwards—Credit Suisse – Analyst And then just, I mean, you’ve got a slide here and on your — I think it’s Slide 18 where you’ve shown on how you intend to continue to use the respective MLPs to raise capital. Is that kind of a long-term plan? You’re really not intending to use the parents up top to raise capital? You’ll continue to use the respective MLPs in the near-term as well as long-term, is that correct? Al Monaco—Enbridge Inc.—President & CEO That’s pretty much the bottom line. I don’t know John, do you want to expand? John Whelen—Enbridge Inc.—EVP & CEO No, I think that’s — as we look at the secure growth program it’s pretty clear from that sources and uses chart. We’ll be drawing heavily on the capacity of those vehicles to raise capital. We will raise that capital in different parts of the organization. Over time there’s a number of different places, therefore different operating companies that do raise debt capital. But the focus certainly will be on raising equity at the sponsored vehicles, but we’ll obviously retain the capacity to raise equity at the parent company when that’s the logical and prudent thing to do. The objective here will be to optimize the cost of capital across this now much broader group. Al Monaco—Enbridge Inc.—President & CEO When you stare at that slide that you’re pointing out, 18, what’s very apparent is that there’s a lot of diversity, as John said, and a lot of acquired capital. I mean if you look at Spectra’s ATM program for the partnership and then our — our DRIP program is actually quite substantial over the period of time here, it’s over $1 billion for these three years. So it’s very efficient and timely and consistent way to raise equity capital across a variety of possibilities. John Edwards—Credit Suisse—Analyst And then just last question for me, with the activism around the Bakken Pipeline that was announced recently, Enbridge’s plans to join in with that, I mean can you share any thoughts on how that might affect that [trans]. I realize it’s a little bit in the weeds here, but any thoughts you could share regarding that transaction would be great. Al Monaco—Enbridge Inc.—President & CEO Well, I think, as you may know, the decision around the injunction is due on September 9, as I recall, and so, we’ll get that sorted out. I think generally speaking what we have to acknowledge here is that there is difference of views on these projects, and I actually think Energy Transfer who of course runs that has done a good job of ensuring that people have had input into the project. We never like to see these kinds of disruptions that are happening out there, but one thing is for sure, we’re going to do our level best in all of these projects to continue to ensure that we’re speaking with communities, taking their input and it links back to what I said earlier about project execution. Certainly in this environment, we have to be very attuned to people’s views and community input and that’s what we try and do. So, I think you’re going to see uncertainty or difficulties in execution in the environment today. Our job is to manage that as best we can. I think we’ve done it well and hopefully that will continue. Operator Kristina Kazarian, Deutsche Bank. 15 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Kristina Kazarian—Deutsche Bank – Analyst A big picture question first. When I was just following up on some of the comments you had had earlier in relation to why now, how much of it being harder to move forward with large-scale projects came into thoughts about timing? And just a little more on what you’re seeing from — or how you feel from an industry perspective there? Al Monaco—Enbridge Inc.—President & CEO Well, I guess the bottom line of your question is why now. It’s actually very good question, because as Greg alluded to early as well, we have some pretty robust standalone growth. But when we looked out and we look at this in the same way, the first three, four years look very, very strong, just because of the execution of these projects and the cash flow dries out. But now is the time to really be thinking about how to position for the future, when you are strong rather than a position of weakness. So, I think we looked at that the same way. What this really does, though, for us is have an extension of the runway. We’ve been saying over the last little while to extend and diversify growth was a major priority for us and really this transaction does it. So, I guess, Greg mentioned the check marks before. For us, strategically, it’s a check in terms of the gas business and our desire to move forward in that business in a bigger way, simply because of the fundamentals of that and how much we believe in them. Franchises line up, good growth, great scale as you saw, good financial strength and perhaps most of all, the value proposition that we’re seeing here is very compelling in terms of total return outlook. So, that’s how I look at the why now question. Greg Ebel—Spectra Energy Corp—President & CEO Maybe I’ll just echo [here] that you look at the midstream sector now, there are some strong players, there are some weak players and some really weak players. This is the two strong players. And so, we definitely don’t have concern about — more than normal about execution. We’ve got a very big backlog, and as Al said, which I totally agree, I think we’ve both done a really good job amongst the teams on execution. And so, putting strength to strength together and all the things that Al said that’s really the driver. And as you said, then looking beyond what we currently have. So, I wouldn’t say it’s so much about execution today, it’s about growth in the future. Kristina Kazarian—Deutsche Bank—Analyst And then another clarification one for me, is how do I think about the flex from the $2 billion in non-core and then the additional $5 billion to $6 billion that you guys talked about on page 18? And asset-wise here, what should I be thinking about, and also if you could touch on some of the existing JVs SE has at their level and how I should be thinking about those on a go-forward basis that would be really great as well? Al Monaco—Enbridge Inc.—President & CEO Maybe I will hit the first part of it. The way to think about the monetizations that we have listed there is, we’re committed to the $2 billion that we have there over the next 12 months. As it says, I would look at the other five to six as potentials. As I said earlier, when you have this size of asset base, I think it’s good to have the discipline of looking for ways to monetize some particular assets that you may see as value accretive. So I would say it’s the two locked in and then another five to six potential, depending on what we see around valuations and other opportunities that we have out there. Kristina Kazarian—Deutsche Bank—Analyst And then on the SE portion, on their JV’s? 16 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Greg Ebel—Spectra Energy Corp—President & CEO I wouldn’t see any issue with the JV’s as you know, we have a long history of that. Obviously the DCP joint venture has gone through multiple changes as Conoco and 66 are splitting off from Duke. I think that’s one of the strongest JVs out there and partially because of the partners involved and also because of the business position on our various projects. Those customers, I think will be further pleased by the fact that coming together with the great entity like Enbridge and our continued commitment to customers and delivering on those projects. I wouldn’t see any change in any of those or other JVs that we have as well. Operator Brian Gamble, Simmons. Brian Gamble—Simmons—Analyst On the financing and looking forward, I’m starring at Slide 19 and thinking about pro forma debt-to-EBITDA. Al, any discussions that you’ve had with the rating agencies? Are they comfortable with this ramp down, is this the kind of deal they were hoping that you would do to assure things up over the longer-term? If you kind of walk us through what discussions if any have been had and then I guess how comfortable you are with this ramp that it seems pretty robust and kudos on it, but just kind of walk me through that though if you could? Al Monaco—Enbridge Inc.—President & CEO As I mentioned earlier, we did visit the three rating agencies that rate our debt today and Greg and I and the two CFOs were present and some other of our staff and we walked them through the logic of how we saw this coming together. Obviously, we spent a lot of time talking about our financial policies and our targets and I think as I mentioned in my remarks, we’ve almost got sort of one eye on the growth program, the organic unidentified program and another eye on making sure that we’re managing the balance sheet. So, I think what you see here reflects the fact that we’re committed to having a very strong balance sheet. If you look at the progression of this, obviously it’s coming down. I remember those starting point here really is driven by the fact that we have so much greenfield capital. So, this isn’t unusual. I’m going to let the rating agencies speak to this, their view of the transaction. I think we’re very happy with the progression and other factor of course is that — and we thought about this a lot before going in and how we structured this was the fact that it is an all-stock deal and that certainly helps with managing this level of progression. That’s the overall comment. John or Pat, you want to add anything to this, based on the discussion. John Whelen—Enbridge Inc.—EVP & CEO It’s John here. I think you’ve actually said it very well. We will wait for them to speak, but I think we designed this transaction with a view to strengthening the balance sheet. Brian Gamble—Simmons—Analyst And nothing that they were pushing back on, that would lead you to believe anything other than a reasonable to potentially favorable comment once they do 0come out with their verbiage, nothing really that they would hung up on that you were not able to address. John Whelen—Enbridge Inc.—EVP & CEO We’re certainly hopeful of that comment. 17 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Al Monaco—Enbridge Inc.—President & CEO Yes, we will wait for them to give their views on it, but I will say that it was pretty clear that they certainly understood the merits of this, particularly with respect to scale and diversity and how that is very helpful from a credit perspective. Brian Gamble—Simmons—Analyst And then maybe John, one for you, when I look at the slide on the sources piece, the debt issuance as you mentioned, obviously you could put that at several different entities at this point moving forward. How do you prioritize the $8 billion in DRIP and other alternative sources versus using debt issuance over the next, maybe, call it 12 to 18 month post transaction close? How do you rank those as far as current financing environment and what potentially makes more sense than something else just based on the costs? John Whelen—Enbridge Inc.—EVP & CEO If you contrasting DRIP with debt issuance, obviously, we’re looking at the overall capitalization of the business that wanting to keep that in line and to achieve the long-term targets that we set out there. So, that will be the primary goal. With respect to where the debt is raised, I think our objective over time, this is a big entity and it’s relatively complicated, we have a number of different places where we can efficiently raise that debt and we’ll continue to do so. There are a few spots probably that we will try to prune or optimize over time to tidy up the structure. That will take some time at the end of the day, but obviously we’re bringing two companies together that do raise debt in different places. So, we’re going to clearly work to optimize that over time, but I think the beauty of the structure is, you have a number of different strong places where you can raise capital very cost effectively, a debt capital at the end of the day. So, we will look to optimize if you will over time if the companies come together. Brian Gamble—Simmons—Analyst Last one, Al, you mentioned the continued review of MEP and how that go through? Essentially you are saying that this transaction needs to close completely before that I guess is completely evaluated so you’re pushing that out to kind of a 2017 event at this point? Al Monaco—Enbridge Inc.—President & CEO I suppose that’s not an unreasonable conclusion, I don’t think we can really stop doing what we’re doing every day, which is running the businesses until we close and part of that will be to continue our assessment of MEP. So, I think we’re just going to have to see how that assessment goes and continue on with that process. Operator We only have time for one more question. Gabe Moreen, Bank of America Merrill lynch. Gabe Moreen—Bank of America Merrill lynch—Analyst Two questions on my end. One is in terms of the assumption behind I think Spectra’s cash taxes. The ability to kind of maintain that current low to zero kind of cash tax profile? Can you just talk about the assumptions kind of behind that going forward for medium to long-term? 18 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 06, 2016 / 12:00PM, ENB.TO—Enbridge Inc and Spectra Energy Corp Joint Conference Call to Discuss Definitive Merger Agreement Al Monaco—Enbridge Inc.—President & CEO I think reasonable assumption as we said in our remarks could be 2019. We actually think we could go probably for another couple or three years beyond that and then, who knows, depending on the level of capital expenditures. So, I think that’s probably a reasonable assumption for this time. Gabe Moreen—Bank of America Merrill lynch—Analyst And then as it pertains to the 50% stake in DCP, traditionally or historically that has at times been a major source of cash for Spectra shareholders. Is it contemplated on your plan both in the medium to long-term that you might accelerate some of the deleveraging process at DCP Midstream LLC level in order to get additional distributions from the JV up to equity holders? Al Monaco—Enbridge Inc.—President & CEO I’ll maybe just let Greg answer that. We work together on this. So, maybe we’ll just go with that. Greg Ebel—Spectra Energy Corp—President & CEO Gabe, as you know we’ve looked like Al has mentioned on his map and his structure. We’ve been doing a lot of work on the DCP side of things. I think we’ve got it in a very good spot right now. And as you know, it’s moved its cost down substantially, but we’re always we’re always looking at that and as Al said, we’ll continue to do that. We’ve got run the companies between now and close on a separate basis, but working towards transition. So, we’ll keep looking at that, but I think it’s fair to say there’s no historic, heroic assumptions about a bunch of cash coming back to Enbridge. I think that’s really as it with Spectra, an optionality on commodity prices and what is the industry-leading business in the US on the G&P side. Operator This concludes the question-and-answer session. I will now turn the call back over to Adam McKnight. Adam McKnight—Enbridge Inc.—Director of IR Thank you. We’ve nothing further to add at this time, but I’d like to thank everyone again for joining us today. We do apologize if we did not get your question within the allotted time, but I’ll remind you that the Enbridge and Spectra Energy IR teams will be available for any follow-up that you have. Operator, you may now conclude the call and close the lines. Operator Thank you, ladies and gentlemen. This does conclude today’s call. You may now disconnect. 19 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2016 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

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FORWARD-LOOKING INFORMATION

This communication includes certain forward looking statements and information (“FLI”) to provide Enbridge Inc. (“Enbridge”) and Spectra Energy Corp. (“Spectra”) shareholders and potential investors with information about Enbridge, Spectra Energy and their respective subsidiaries and affiliates, including each company’s management’s respective assessment of Enbridge, Spectra Energy and their respective subsidiaries’ future plans and operations, which FLI may not be appropriate for other purposes. FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI. In particular, this communication contains FLI pertaining to, but not limited to, information with respect to the following: the Transaction; the combined company’s scale, financial flexibility and growth program; future business prospects and performance; annual cost, revenue and financing benefits; the expected ACFFO per share growth; future shareholder returns; annual dividend growth and anticipated dividend increases; payout of distributable cash flow; financial strength and ability to fund capital program and compete for growth projects; run-rate and tax synergies; potential asset dispositions; leadership and governance structure; and head office and business center locations.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the Transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the Transaction and other disruptions arising from the Transaction; expected future ACFFO; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favorable terms or at all; cost of debt and equity capital; potential changes in the Enbridge share price which may negatively impact the value of consideration offered to Spectra Energy shareholders; expected supply and demand for crude oil, natural gas, natural gas liquids and renewable energy; prices of crude oil, natural gas, natural gas liquids and renewable energy; economic and competitive conditions; expected exchange rates; inflation; interest rates; tax rates and changes; completion of growth projects; anticipated in-service dates; capital project funding; success of hedging activities; the ability of management of Enbridge, its subsidiaries and affiliates to execute key priorities, including those in connection with the Transaction; availability and price of labor and construction materials; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; public opinion; and weather. We caution that the foregoing list of factors is not exhaustive. Additional information about these and other assumptions, risks and uncertainties can be found in applicable filings with Canadian and U.S. securities regulators, including any proxy statement, prospectus or registration statement to be filed in connection with the Transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Enbridge will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4, which will include a proxy statement of Spectra Energy that also constitutes a prospectus of Enbridge, and any other documents in connection with the Transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Spectra Energy. INVESTORS AND SHAREHOLDERS OF SPECTRA ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENBRIDGE, SPECTRA ENERGY, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Enbridge and Spectra Energy with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents which will be filed with the SEC by Enbridge on Enbridge’s website at www.Enbridge.com or upon written request to Enbridge’s Investor Relations department, 200, 425 First St. SW, Calgary, AB T2P 3L8 or by calling 800.481.2804 within North America and 403.231.5957 from outside North America, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Spectra Energy upon written request to Spectra Energy, Investor Relations, 5400 Westheimer Ct. Houston, TX 77056 or by calling 713.627.4610. You may also read and copy any reports, statements and other information filed by Spectra Energy and Enbridge with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 800.732.0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the Transaction. However, Enbridge, Spectra Energy, certain of their respective directors and executive officers and certain other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Enbridge’s directors and executive officers may be found in its Management Information Circular dated March 8, 2016 available on its website at www.Enbridge.com and at www.sedar.com. Information about Spectra Energy’s directors, executive officers and other members of management and employees may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 25, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 16, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.